

February 8, 2013

Via E-mail
Ms. J'Amy Owens
President
Bill the Butcher, Inc.
24 Roy Street # 16
Seattle, Washington 98109

> **Re:** **Bill the Butcher, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2012**
> **Filed December 20, 2012**
> **File No. 000-52439**

Dear Ms. Owens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

Product Supply, page 4

1. We note your disclosure on page 8 indicating that you have a limited number of third-party suppliers. For future filings, please disclose the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K.

Employees, page 5

2. We note your disclosure indicating the number of total employees. For future filings, please indicate if these are full time employees, and if not, disclose the total number of full time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Signatures

3. In addition to the signature of the Registrant, please separately provide the signature of the principal executive officer, principal financial officer, principal accounting officer and a majority of the board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) of Form 10-K.

Exhibits

4. We note that the name of the officer in the introductory paragraph of Section 906 certification differs from the name of the officer signing the certification. Please revise.

5. Please review your exhibit index and file, as appropriate, all exhibits required under Item 601 of Regulation S-K. For example, please file any material contracts that fit within the scope of Item 601(b)(10)(ii)(D) of Regulation S-K or advise us why you are not required to do so. In this regard, we note that Bill the Butcher has entered into material lease agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director